VIA EDGAR
May 22, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Inessa Kessman
Robert Littlepage
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed January 30, 2024
File No. 001-34148
Dear Ms. Kessman and Mr. Littlepage:
This letter includes the response of Match Group, Inc. (the “Company,” “Match Group,” “our,” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings of the Company referenced above, which were delivered to Match Group in a comment letter dated May 8, 2024. For your convenience, we have included in this letter the text of the Staff’s comment followed by the response of the Company.
Form 10-K for the Year Ended December 31, 2023
Notes to the Consolidated Financial Statements, page 62
1.We note your response to prior comment one and your statement that the Board of Directors receives forecasted and actual results for revenue, AOI, and OI (including AOI and OI margins) at the Brand Group level in its quarterly reporting. Please confirm whether your CODM also receives this Brand Group-level information, the frequency it is received, and how it is used. Also confirm if the CODM receives this same Brand Group-level of detail during the budgeting process.
Response: The Chief Operating Decision Maker (the “CODM”) is a member of the Board of Directors and does receive the Brand Group-level information solely in his capacity as a member of the Board four times a year, as the Board generally meets in the last month of each fiscal quarter. Because this information is only provided to the CODM four times a year in his capacity as a member of the Board, it cannot be timely utilized (and is not utilized) by the CODM in his decision-making processes or performance assessments. The CODM is faced with business decisions on a monthly or more frequent basis, and the monthly CODM reporting package is used to inform these decisions. Specifically, the CODM is making strategic decisions from information presented at monthly consolidated forecast meetings, which are informed by the monthly CODM reporting package. The monthly CODM reporting package does not include Brand-Group level AOI or OI and the Brand CEOs do not attend the monthly consolidated forecast meetings.
The Brand Group-level information is provided to the Board of Directors to illustrate the factors driving consolidated results and is not used as part of the CODM’s decision-making process, as noted above. The consolidated amounts are always presented prior to any Brand Group-level detail, in light of their prominence and significance. Consolidated Match Group performance remains the primary focus for both the Board of Directors and Company management, including the CODM.
During the budgeting process, the CODM does not receive the same Brand Group-level of information that is presented to the Board of Directors (AOI and OI at the Brand Group-level), but does receive revenue information at the Brand-Group level. At the point in the budgeting process when the CODM is involved, any profitability information (specifically, AOI, OI and their respective margins) presented to the CODM is focused exclusively on consolidated results.
2.Please describe how each of the Brand CEOs and other of the CODM’s direct reports are compensated, including whether any compensation is dependent on a measure of profitability at the Brand Group level.
Response: The Company respectfully submits that the compensation packages for the CODM’s direct reports consist of salary, annual cash bonus, and long-term equity award incentives. We have summarized the different components of the 2024 compensation packages and the relative weighted averages of those components for both groups below.

Employee Group	Salary	Bonus target	Stock-based compensation
Brand CEOs	7%	7%	86%
Other CODM Direct Reports	11%	13%	76%
Salary is a specified annual amount that is not tied to any measure of profitability at a Brand Group level or any other specific metric.
Target annual bonus is defined as a percentage of the individual’s salary. The actual payout amount can be higher or lower than the target amount based on various factors. With one exception noted below, annual bonus payout decisions for all of the CODM’s direct reports are subjective and are made on a non-formulaic facts and circumstances assessment of Company and individual performance. In determining individual annual bonus amounts, a variety of factors are considered, including the Company’s overall performance, such as growth in revenue and profitability over the prior year and performance against the Company's plan, and an employee’s individual performance and contribution to the Company’s success. For the Brand CEOs, these factors also include their individual Brand Group performance, focused primarily on revenue growth.
For one individual included in the Other CODM Direct Reports group, the bonus payout is determined primarily on the basis of pre-established consolidated Match Group financial metric targets with a smaller portion determined based on an evaluation of the employee’s individual performance.
The equity incentive compensation component, which represents the overwhelming percentage of total compensation for both groups, is determined on an individual basis for all of the CODM’s direct reports and there is no one particular equity vehicle applied across the entire group. We want all of the CODM’s direct reports to be focused on total Company value and the performance of our portfolio of brands as a whole. For three of the four Brand CEOs and all Other CODM Direct Reports, equity incentive compensation included Match Group restricted stock units (“RSUs”). The majority of these individuals also received performance-based RSUs with a performance factor tied to Match Group’s relative total stock return against other companies in a given market index (“TSR Awards”). Both the RSU awards and TSR Awards are tied to the performance and success of Match Group as a whole.
The equity incentive compensation component for the one Brand CEO not included above was split approximately evenly between 1) a TSR Award, and 2) RSUs denominated in the equity of a Company subsidiary which owns the brand, the value of which are based on the equity value of such subsidiary (the “Subsidiary RSUs”). All equity-eligible employees of this brand, including the Brand CEO, received the Subsidiary RSUs. As this brand has experienced high revenue growth, providing a direct link between the brand value created and compensation is important to the brand’s ongoing recruiting and retention efforts. We believe aligning the Brand CEO and employees with the same equity instrument is also important so that all team members have similar incentives to further build the value of the brand.
We considered the compensation of the CODM’s direct reports and concluded that the vast majority of their compensation is tied to overall Match Group performance through the Match Group RSUs and TSR Awards. We believe it is important that we manage our portfolio of brands together to drive overall Company value. While a portion of the annual bonus payouts is tied to Brand Group performance, we did not consider this element to be a significant factor in the overall compensatory arrangements.

Please do not hesitate to contact me if there are any comments or questions concerning the foregoing.
Sincerely,
/s/ Gary Swidler
Gary Swidler
President and Chief Financial Officer
cc:    Jeanette Teckman, Chief Legal Officer
Match Group, Inc.
Richard D. Truesdell, Jr.
Pedro J. Bermeo
Davis Polk & Wardwell LLP